H. Roger Schwall
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street NE
Washington, DC 20549

Re:	Maxim TEP, Inc.
Amendment # 4 to Registration Statement on Form 10
Filed August 7, 2008
File No. 000-53093

Dear Mr. Schwall:

This letter responds to certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to Maxim TEP, Inc. (the “Company”) dated August 25, 2008.

For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses. References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Amendment No. 4 to Registration Statement on Form 10

General
1.
We note your response to our prior comment 1 and your undertaking to disclose in your next quarterly report the possibility of selling additional ORRIs and the material impact, if any, to the company that would result from any such sales. We note also that you subsequently filed on August 25, 2008 a quarterly report on For 10-Q for the quarter ended June 30, 2008. However, it appears that you did not include the referenced disclosure I such quarterly report. Please ensure that you include such disclosure in future filings.

a.	Noted. The possibility of selling additional ORRIs as well as the material impact, if any, to the company that would result from any such sales will be disclosed in future filings.

MAXIM TEP, INC.
9400 GROGAN’S MILL ROAD, SUITE 205 ❖THE WOODLANDS, TX 77380
PHONE: 281.466.1530 FAX: 281.466.1531 ❖ www.maximtep.com
“Technology Enhanced Production”

Note 4 -Intangibles and Other Assets, page F-21
2.
We note your response to prior comment three regarding the LHD Technology assets and your determination that there was no need to impair the assets at that time. As indicated in our prior comments, we believe that your reported operating and cash flow losses, together with constraints in your financial resources, represent conditions that would have required you to test this asset not later than December 31, 2007. In this regard, we note that, while there may not have been a change in your strategy to exploit the asset, there appears to have been a significant deterioration in your ability to execute that strategy.

You response indicates, in part, that your internal analysis validates the value of the technology and is further basis for not impairing the assets. Please provide us with more details of this analysis and the timing of the cash flows generated from this asset which led you to conclude that impairment was not necessary. Also, clarify for us whether you believe this analysis represented an impairment test under SFAS 144. If so, confirm that your analysis of estimated future cash flows used to test this asset for recoverability meets the requirement of paragraphs 16-21 of SFAS 144. As part of your response, provide a copy or reasonably detailed summary of the analysis. Identify, and explain the basis for, all significant assumptions used.
a.
Attached is a detailed analysis and the timing of the cash flows generated from this asset which led you us to conclude that impairment was not necessary. We believe this analysis represented an impairment test under SFAS 144. Also, we believe this analysis of estimated future cash flows used to test this asset for recoverability meets the requirement of paragraphs 16-21 of SFAS 144. All significant assumptions used have been included.

3.
Your response to prior comment number three also indicates, in part, that your internal analysis supports the value of this asset through an outright sale. If you are representing the market value of this asset exceeds costs, please provide a more detailed analysis of how you determined the market value of this asset.

a.	Attached is a detailed analysis of how we determined the market value of this asset.

The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

MAXIM TEP, INC.
9400 GROGAN’S MILL ROAD, SUITE 205 ❖THE WOODLANDS, TX 77380
PHONE: 281.466.1530 FAX: 281.466.1531 ❖ www.maximtep.com
“Technology Enhanced Production”

We trust that you will find the foregoing responsive to the comments of the Staff. Comments or questions regarding this letter may be directed to the undersigned or Bryce Linsenmayer, Company counsel, at (713) 547-2007.

Sincerely,

Robert D. Johnson
Chief Executive Officer
Date: August 26, 2008

MAXIM TEP, INC.
9400 GROGAN’S MILL ROAD, SUITE 205 ❖THE WOODLANDS, TX 77380
PHONE: 281.466.1530 FAX: 281.466.1531 ❖ www.maximtep.com
“Technology Enhanced Production”

FOR INTERNAL USE ONLY

Impairment Test and Valuation Analysis for LHD Technology

The company has two prospective customers to whom it may license this technology:

Self Use License: The self use license is for use only by a company/individual for its own wells and properties. There are two main requirements: Requirement one - the technology can only be used on properties or wells that the licensee has over a 50% ownership; Requirement two - the license use is of geographic nature and can only be used in one specific geographic region; additional regions require a separate license. This license is not exclusive in nature, so multiple licenses could be sold in specific countries or states/regions. Licensee will be updated of any new improvements made to the technology. The licensee pays an up front fee to acquire the license and has an ongoing fixed royalty payment per well where the technology is used.

Commercial License:  The commercial license is for the commercial use and resale of services using the lateral technology. This license is regional in nature as can only be used in certain countries of license purchase or states of license purchase. Any new innovations made by licensee with the technology will come under the ownership of Maxim as patent holder. This license typically is not exclusive in nature, so multiple licenses could be sold in specific countries or regions. Licensee will be updated of any new improvements made to the technology. The licensee pays an up front fee to acquire the license and has an ongoing variable royalty payment which is a percentage of the total revenue of the company.

Qualitative Assumptions are as follows:
1.	The company plans to exploit the licenses of the technology in the next 6 to 18 months
2.	The company has NOT actively marketed the technology since inception
a.	There are currently no trained personnel by the company
b.	There are currently not trained distribution sources by the company
3.	In spite of no active program in place, the company has sold the following licenses:

 MAXIM TEP, INC.
9400 GROGAN’S MILL ROAD, SUITE 205 ❖THE WOODLANDS, TX 77380
PHONE: 281.466.1530 FAX: 281.466.1531 ❖ www.maximtep.com
“Technology Enhanced Production”

FOR INTERNAL USE ONLY

Company	Year	Up Front Fee
Commercial Licenses Sold
RadTech	2005	$370,000.00
Boortechniek International	2006	$200,000.00
RDSNA	2007	$200,000.00

Self Use Licenses Sold
Triton/Daystar	2007	$100,000.00
Power Hydraulics	2007	$112,450.00
Buckman Jet Drill	2007	$50,000.00

4.
The following list represents prospects which the company deems to be serious prospective licensees and have the financial and developmental capabilities required by the licensees both for Self Use and Commercial Use

Company	Country
Commercial Use
Sheng Kang	China
Continental Energy	Indonesia
Randy Holifield	USA
US Superior	USA
Buckman	USA
New World Business LTD	Venezuela

Self Use
Central Texas Energy	USA
Randy Savage	USA
Ming Fung	Venezuela
Laura Beck	Mexico
GMM	Mexico
UP Sistemas	Colombia
Enel	Nicaragua

5.	The patent on the license expires in 2013

The Financial Assumptions are as follows:

License Up Front Fee Self Use	$100,000.00
License Up Front Fee Commercial	$200,000.00
Royalty per Well Self Use	$500.00
Royalty per Revenue Commercial	10%
Average Wells per Licensee Self Use Per Year	10
Average Revenue per Licensee Commercial	$1,500,000.00
Revenue Growth Per Commercial	0%
Overhead per Year	$(180,000.00)
Growth Overhead per Year	5%

 MAXIM TEP, INC.
9400 GROGAN’S MILL ROAD, SUITE 205 ❖THE WOODLANDS, TX 77380
PHONE: 281.466.1530 FAX: 281.466.1531 ❖ www.maximtep.com
“Technology Enhanced Production”

FOR INTERNAL USE ONLY

Impairment and Valuation Analysis

	Year 1	Year 2	Year 3	Year 4	Year 5
UP FRONT REVENUE
SELF USE
New Licenses	3	3	4	4	5
Existing Licenses	0	3	6	10	14
Total Licenses	3	6	10	14	19
Up Front Revenue	$300,000.00	$600,000.00	$1,000,000.00	$1,400,000.00	$1,900,000.00

COMMERCIAL
New Licenses	2	3	3	3	3
Existing Licenses	0	2	5	8	11
Total Licenses	2	5	8	11	14
Up Front Revenue	$400,000.00	$1,000,000.00	$1,600,000.00	$2,200,000.00	$2,800,000.00

TOTAL UP FRONT REVENUE	$700,000.00	$1,600,000.00	$2,600,000.00	$3,600,000.00	$4,700,000.00

ROYALTY
Self Use	$15,000.00	$30,000.00	$50,000.00	$70,000.00	$95,000.00
Commercial	$300,000.00	$750,000.00	$1,200,000.00	$1,650,000.00	$2,100,000.00

TOTAL ROYALTY REVENUE	$315,000.00	$780,000.00	$1,250,000.00	$1,720,000.00	$2,195,000.00

TOTAL REVENUE	$1,015,000.00	$2,380,000.00	$3,850,000.00	$5,320,000.00	$6,895,000.00

OPERATING COST	(180,000.00)	(189,000.00)	(198,450.00)	(208,372.50)	(218,791.13)

NET OPERATING INCOME	$835,000.00	$2,191,000.00	$3,651,550.00	$5,111,627.50	$6,676,208.88

Analysis of Discount Rate

	Kd	10%	<--- Current average cost of debt, in US$ terms
	Ke	20%	<---- Estimated by KPMG
	T	32%
	D/(D+E)	45%	<--- Target structure (similar companies worldwide), at market levels
WACC:	14.06%

 MAXIM TEP, INC.
9400 GROGAN’S MILL ROAD, SUITE 205 ❖THE WOODLANDS, TX 77380
PHONE: 281.466.1530 FAX: 281.466.1531 ❖ www.maximtep.com
“Technology Enhanced Production”

FOR INTERNAL USE ONLY

Financial Projections

	Year 1	Year 2	Year 3	Year 4	Year 5
UP FRONT REVENUE
SELF USE
New Licenses	3	3	4	4	5
Existing Licenses	0	3	6	10	14
Total Licenses	3	6	10	14	19
Up Front Revenue	$300,000.00	$600,000.00	$1,000,000.00	$1,400,000.00	$1,900,000.00

COMMERCIAL
New Licenses	2	3	3	3	3
Existing Licenses	0	2	5	8	11
Total Licenses	2	5	8	11	14
Up Front Revenue	$400,000.00	$1,000,000.00	$1,600,000.00	$2,200,000.00	$2,800,000.00

TOTAL UP FRONT REVENUE	$700,000.00	$1,600,000.00	$2,600,000.00	$3,600,000.00	$4,700,000.00

ROYALTY
Self Use	$15,000.00	$30,000.00	$50,000.00	$70,000.00	$95,000.00
Commercial	$300,000.00	$750,000.00	$1,200,000.00	$1,650,000.00	$2,100,000.00

TOTAL ROYALTY REVENUE	$315,000.00	$780,000.00	$1,250,000.00	$1,720,000.00	$2,195,000.00

TOTAL REVENUE	$1,015,000.00	$2,380,000.00	$3,850,000.00	$5,320,000.00	$6,895,000.00

OPERATING COST	(180,000.00)	(189,000.00)	(198,450.00)	(208,372.50)	(218,791.13)

NET OPERATING INCOME	$835,000.00	$2,191,000.00	$3,651,550.00	$5,111,627.50	$6,676,208.88

 MAXIM TEP, INC.
9400 GROGAN’S MILL ROAD, SUITE 205 ❖THE WOODLANDS, TX 77380
PHONE: 281.466.1530 FAX: 281.466.1531 ❖ www.maximtep.com
“Technology Enhanced Production”

FOR INTERNAL USE ONLY

Net Present Value of Future Cash Flows

		Year 1	Year 2	Year 3	Year 4	Year 5
Net Income		$835,000.00	$2,191,000.00	$3,651,550.00	$5,111,627.50	$6,676,208.88
Tax Rate (ISR)		32%	32%	32%	32%	32%
Taxes		$267,200.00	$701,120.00	$1,168,496.00	$1,635,720.80	$2,136,386.84
EBIT after taxes		$567,800.00	$1,489,880.00	$2,483,054.00	$3,475,906.70	$4,539,822.04
Plus depreciation and amortization		$-	$-	$-	$-	$-
Cash flow		$567,800.00	$1,489,880.00	$2,483,054.00	$3,475,906.70	$4,539,822.04

Investment in working capital (1% of revenues- similar to public companies)		$-	$-	$-	$-	$-
Cash flow after chg. In work. Capital		$567,800.00	$1,489,880.00	$2,483,054.00	$3,475,906.70	$4,539,822.04

Capital Expenditures		$-	$-	$-	$-	$-
Free cash flow (FCF)		$567,800.00	$1,489,880.00	$2,483,054.00	$3,475,906.70	$4,539,822.04	$4,721,414.92

Growth Until Patent Expiration in 2013	4%
Discount rate (WACC)	14.06%
Discount factor		1.14	1.30	1.48	1.69	1.93	2.20
Discounted FCF		$497,808.17	$1,145,208.48	$1,673,347.21	$2,053,688.83	$2,351,646.25	$2,144,232.94

Sum of explicit discounted FCFs		$7,721,698.94
Present value of Cash Flow Until Patent Expiration in 2013		$2,144,232.94
Discounted FCFs (explicit & perpetuity)		$9,865,931.88
Plus Cash		$-
Impairment Test		$9,865,931.88
Less debt		$-
Market Value of Technology		$9,865,931.88

 MAXIM TEP, INC.
9400 GROGAN’S MILL ROAD, SUITE 205 ❖THE WOODLANDS, TX 77380
PHONE: 281.466.1530 FAX: 281.466.1531 ❖ www.maximtep.com
“Technology Enhanced Production”